82-51

02 SEP 16 AM 11:05

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Richard Simonelli / Erin Newlin
Fax Number:	(212) 656-5071
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Nicole Folwell, Corporate Secretarial Department
Date:	September 13, 2002 Time: 06:30 MDT
Number of Pages (including Cover)	Three (3)

SUPPL

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

Re: News Release

The following news release is scheduled to cross the wire at 07:00 MDT.

" *TransCanada Grows Power Business Through Acquisition of 300 MW U.S. Power Plant* "

Disposition of Original: dlw 9/16

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NewsRelease

TransCanada Grows Power Business Through Acquisition of 300 MW U.S. Power Plant

CALGARY, Alberta – September 13 – (TSX: TRP) (NYSE: TRP) — TransCanada PipeLines Limited today announced the signing of an agreement for the acquisition of the 300-megawatt (MW) ManChief power plant from an affiliate of El Paso Corporation for approximately US$127 million, subject to post-closing adjustments. The closing of the acquisition is expected to be completed in the fourth quarter of 2002, and is conditioned upon receipt of various third party consents and regulatory approval.

"We are pleased TransCanada was successful in reaching agreement to acquire the ManChief facility," said Hal Kvisle, TransCanada's chief executive officer. "The ManChief plant represents a strong addition to TransCanada's quality portfolio of power generation assets. This acquisition is aligned with TransCanada's strategy to grow our power business. TransCanada will continue to seek out new acquisitions in Canada and the United States."

Upon completion of the ManChief acquisition TransCanada will own, control or be developing a total of approximately 2,550 MW of power. The entire capacity of the natural-gas-fired ManChief plant is sold under long-term tolling contracts that expire in 2012.

The ManChief power plant is a simple-cycle, two-turbine facility located near Brush, Colorado, approximately 145 kilometers (90 miles) northeast of Denver. The plant began operations in July 2000. TransCanada expects operations and maintenance services for the ManChief power plant will continue to be supplied by the current contracted service provider, Colorado Energy Management, L.L.C.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls, manages or is constructing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta / Debbie Persad	(403) 920-7911

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RECEPTION OK

TX/RX NO	8183
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	09/13 07:23
USAGE T	01'05
PGS.	3
RESULT	OK